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                                                                      EXHIBIT 11




Statement Regarding Computation of Earnings Per Share

(in 000's, except per share amounts)

                                             Three Months Ended

                                            April 1,       April 3,
                                              2000           1999
Weighted average shares outstanding         47,247          48,437

Effect of dilutive securities                  107           1,083

Shares for diluted EPS                      47,354          49,520


Net income                                 $ 1,301        $ 21,155



Per share amounts:

  Basic                                    $  0.03        $   0.44


  Diluted                                  $  0.03        $   0.43

